December 26, 2018

Claire W. Tucker
President and Chief Executive Officer
CapStar Financial Holdings, Inc.
1201 Demonbreun Street, Suite 700
Nashville, Tennessee 37203

       Re: CapStar Financial Holdings, Inc.
           Form S-3 filed December 21, 2018
           File No. 333-2289990

Dear Ms. Tucker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pamela Long at 202-551-3765 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services